Room 4561

	May 16, 2006

Mr. Edouard A. Garneau
President and Chief Executive Officer
Cardinal Communications, Inc.
390 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021

Re:	Cardinal Communications, Inc.
	Preliminary Proxy Statement on Schedule 14A filed May 2, 2006
	File No. 1-15383

Dear Mr. Garneau:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any
questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone numbers listed at
the
end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. We note that you currently have outstanding and unresolved comments with respect to your Form 10-K for the year ended December 31, 2005.

Executive Compensation, page 19

2. It does not appear that you have provided all the necessary disclosure pursuant to Item 8 of Schedule 14A and Item 402 of Regulation S-K. In particular, we note your disclosure on page 21 that a significant number of shares have been awarded under your 2005 plan. Accordingly, disclosure pursuant to Items 402(c) and (d) would be required with respect to any options granted to your named executive officers.

Proposal 3, page 25

3. We note that a reverse stock split would result in the increased availability of authorized shares for your use. Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

4. Please provide an illustrative chart indicating the impact of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance.
Please
also disclose the market price of your common stock as of a recent date.

5. In light of the increase in available capital as a result of a possible reverse stock split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Proposal 4, page 27

6. Please provide an illustrative chart indicating the impact of the proposed forward stock split on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also disclose whether you currently have sufficient authorized shares to effectuate the forward stock split.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director


Mr. Edouard A. Garneau
Cardinal Communications, Inc.
May 16, 2006
Page 1